SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of January, 2006

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM
Management and Related Persons’ Negotiation – Article 11 – CVM Instruction 358/2002

dez/05

( X ) only the following transactions with securities and derivatives, in accordance to article 11 of CVM Instruction 358/2002 were carried out.(1)

( ) no transactions with securities and derivatives, in accordance with article 11 of CVM Instruction 358/2002 were carried out.

Denomination of the Company: UNIBANCO HOLDINGS S.A.
Group and Related Persons	(x) Board of Directors	( ) Board of Officers		( ) Audit Committee		( ) Technical or Consultative Bodies
Initial Balance
Security / Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				2,588,901	0.65382%	0.40949%
Share	Common, nominative, no nominal price and book-entry share				1	0.00000%	0.00000%
Operations in the month
Security / Derivative	Features of the Securities	Intermediate	Transaction	Day	Quantity	Price*	Volume (R$) (3)
Share	Common, nominative, no nominal price and book- entry share	Investshop	Sale	01-Dec	500	13.78	6,887.50
		Investshop	Sale	01-Dec	1,000	13.78	13,775.00
		Investshop	Sale	01-Dec	500	13.78	6,887.50
		Investshop	Sale	01-Dec	100	13.81	1,381.00
		Investshop	Sale	01-Dec	2,900	13.80	40,020.00
		Investshop	Sale	01-Dec	500	13.80	6,897.50
		Investshop	Sale	01-Dec	1,500	13.80	20,692.50
		Investshop	Sale	01-Dec	200	13.80	2,760.00
		Investshop	Sale	01-Dec	200	13.80	2,760.00
		Investshop	Sale	01-Dec	2,600	13.80	35,880.00
		Investshop	Sale	01-Dec	600	13.88	8,325.00
		Investshop	Sale	01-Dec	1,300	13.88	18,037.50
		Investshop	Sale	01-Dec	100	13.75	1,375.00
		Investshop	Sale	01-Dec	30,000	13.80	414,000.00
		Investshop	Sale	01-Dec	15,000	13.75	206,250.00
		Investshop	Sale	01-Dec	400	13.78	5,510.00
		Investshop	Sale	01-Dec	200	13.78	2,755.00
		Investshop	Sale	01-Dec	2,400	13.78	33,060.00
		Investshop	Sale	01-Dec	500	13.68	6,840.00
		Investshop	Sale	01-Dec	1,800	13.68	24,615.00
		Investshop	Sale	01-Dec	800	13.66	10,924.00
		Investshop	Sale	01-Dec	1,500	13.66	20,482.50
		Investshop	Sale	01-Dec	600	13.68	8,205.00
		Investshop	Sale	01-Dec	800	13.68	10,940.00
		Investshop	Sale	01-Dec	1,500	13.71	20,557.50
		Investshop	Sale	01-Dec	500	13.71	6,852.50
		Investshop	Sale	01-Dec	800	13.75	11,000.00
		Investshop	Sale	01-Dec	1,200	13.75	16,500.00
		Investshop	Sale	01-Dec	15,000	13.73	205,875.00
		Investshop	Sale	01-Dec	15,000	13.75	206,250.00
			Total Sales	-	100,000	-	1,376,295.00
Final Balance
Security / Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				2,488,901	0.65382%	0.40949%
Share	Common, nominative, no nominal price and book-entry share				1	0.00000%	0.00000%

Denomination of the Controlled Company: UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
Group and Related Persons	(x) Board of Directors	( ) Board of Officers		( ) Audit Committee		( ) Technical or Consultative Bodies
Initial Balance
Security / Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				2,588,901	0.52866%	0.24511%
Share	Common, nominative, no nominal price and book-entry share				116	0.00002%	0.00001%
Operations in the month
Security / Derivative	Features of the Securities	Intermediate	Transaction	Day	Quantity	Price*	Volume (R$) (3)
Share	Preferred, nominative, no nominal price and book- entry share	Investshop	Sale	01-Dec	500	13.78	6,887.50
		Investshop	Sale	01-Dec	1,000	13.78	13,775.00
		Investshop	Sale	01-Dec	500	13.78	6,887.50
		Investshop	Sale	01-Dec	100	13.81	1,381.00
		Investshop	Sale	01-Dec	2,900	13.80	40,020.00
		Investshop	Sale	01-Dec	500	13.80	6,897.50
		Investshop	Sale	01-Dec	1,500	13.80	20,692.50
		Investshop	Sale	01-Dec	200	13.80	2,760.00
		Investshop	Sale	01-Dec	200	13.80	2,760.00
		Investshop	Sale	01-Dec	2,600	13.80	35,880.00
		Investshop	Sale	01-Dec	600	13.88	8,325.00
		Investshop	Sale	01-Dec	1,300	13.88	18,037.50
		Investshop	Sale	01-Dec	100	13.75	1,375.00
		Investshop	Sale	01-Dec	30,000	13.80	414,000.00
		Investshop	Sale	01-Dec	15,000	13.75	206,250.00
		Investshop	Sale	01-Dec	400	13.78	5,510.00
		Investshop	Sale	01-Dec	200	13.78	2,755.00
		Investshop	Sale	01-Dec	2,400	13.78	33,060.00
		Investshop	Sale	01-Dec	500	13.68	6,840.00
		Investshop	Sale	01-Dec	1,800	13.68	24,615.00
		Investshop	Sale	01-Dec	800	13.66	10,924.00
		Investshop	Sale	01-Dec	1,500	13.66	20,482.50
		Investshop	Sale	01-Dec	600	13.68	8,205.00
		Investshop	Sale	01-Dec	800	13.68	10,940.00
		Investshop	Sale	01-Dec	1,500	13.71	20,557.50
		Investshop	Sale	01-Dec	500	13.71	6,852.50
		Investshop	Sale	01-Dec	800	13.75	11,000.00
		Investshop	Sale	01-Dec	1,200	13.75	16,500.00
		Investshop	Sale	01-Dec	15,000	13.73	205,875.00
		Investshop	Sale	01-Dec	15,000	13.75	206,250.00
			Total Sales	-	100,000	-	1,376,295.00
Final Balance
Security / Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				2,488,901	0.52866%	0.24511%
Share	Common, nominative, no nominal price and book-entry share				116	0.00002%	0.00001%

(*)	Unit price, divided by 2 to reflect single share (1 UBB preferred share + 1 UH preferred share).
(1)
In the filling of the form, please exclude the lines which do not contain any information. In the event there is no acquisition/modification of positions to any of the persons mentioned in article 11 of CVM Instruction 358/2002, please send a statement informing it.

(2)	Issuance/series, convertible, simple, terms, guarantees, type/class, etc.
(3)	Quantity times price.

Note: The information by group must be supplied in these consolidated data – members of the Board of Directors, Members of the Board of Officers (which were not included in the group of the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation – Article 11 – CVM Instruction 358/2002

dez/05

( X ) only the following transactions with securities and derivatives, in accordance to article 11 of CVM Instruction 358/2002 were carried out.(1)

( ) no transactions with securities and derivatives, in accordance with article 11 of CVM Instruction 358/2002 were carried out.

Denomination of the Company: UNIBANCO HOLDINGS S.A.
Group and Related Persons	( ) Board of Directors	( x ) Board of Officers		( ) Audit Committee		( ) Technical or Consultative Bodies
Initial Balance
Security / Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				289,227	0.05395%	0.03379%
Share	Common, nominative, no nominal price and book-entry share				-	0.00000%	0.00000%
Transactions in the month
Security / Derivative	Features of the Securities	Intermediate	Transaction	Date	Quantity	Price*	Volume (R$) (3)
Share	Preferred, nominative, no nominal price and book-entry share	Unibanco	Sale	8-Dec	650	14.47	9,402.25
					-	-	-
			Total Sales	-	650	-	9,402.25
Share	Preferred, nominative, no nominal price and book-entry share	Unibanco	Purchase	8-Dec	10,000	4.66	46,550.00

			Total Purchase	-	10,000	-	46,550.00
Final Balance
Security / Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				298,577	0.05395%	0.03379%
Share	Common, nominative, no nominal price and book-entry share				-	0.00000%	0.00000%

Denomination of the Controlled Company: UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
Group and Related Persons	( ) Board of Directors	( x ) Board of Officers		( ) Audit Committee		( ) Technical or Consultative Bodies
Initial Balance
Security / Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				289,227	0.04362%	0.02022%
Share	Common, nominative, no nominal price and book-entry share				90	0.00001%	0.00001%
Operations in the month
Security / Derivative	Features of the Securities	Intermediate	Transaction	Date	Quantity	Price*	Volume (R$) (3)
Share	Preferred, nominative, no nominal price and book-entry share	Unibanco	Sale	8-Dec	650	14.47	9,402.25

			Total Sales	-	650	-	9,402.25
Share	Preferred, nominative, no nominal price and book-entry share	Unibanco	Purchase	8-Dec	10,000	4.66	46,550.00

			Total Purchase	-	10,000	-	46,550.00
Final Balance
Security / Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				298,577	0.04362%	0.02022%
Share	Common, nominative, no nominal price and book-entry share				90	0.00001%	0.00001%

(*)	Unit price, divided by 2 to reflect single share (1 UBB preferred share + 1 UH preferred share).
(1)
In the filling of the form, please exclude the lines which do not contain any information. In the event there is no acquisition/modification of positions to any of the persons mentioned in article 11 of CVM Instruction 358/2002, please send a statement informing it.

(2)	Issuance/series, convertible, simple, terms, guarantees, type/class, etc.
(3)	Quantity times price.

Note: The information by group must be supplied in these consolidated data – members of the Board of Directors, Members of the Board of Officers (which were not included in the group of the Board of Directors), etc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 17, 2006

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.